[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]

September 12, 2019

VIA EDGAR Jay Williamson, Attorney Adviser Megan Miller, Staff Accountant United States Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

RE:	Registration Statement (333-232998) of
Prospect Capital Corporation (the “Company”)
Dear Mr. Williamson and Ms. Miller:
We are in receipt of oral comments provided by each of you on September 11, 2019 regarding the Company’s Registration Statement on Form N-2 (the “Registration Statement”).
The Company has considered your comments and has authorized us to make on its behalf the responses and changes to the Registration Statement discussed below. These changes are reflected in Pre-Effective Amendment No. 2 (the “Amendment”) to the Registration Statement, which is being filed today.
The Company’s responses to the comments are set forth below. For ease of reference, a summary of each comment is set forth in bold font and followed by the corresponding response. Terms that are capitalized but not defined herein shall have the same meaning assigned to them in the Amendment.

Disclosure Comment:

1.
In the Senior Securities table beginning on page 74 of the Registration Statement, please disclosure the same Asset Coverage Per Unit for each class of senior security (i.e. an Asset Coverage Per Unit for senior secured debt, an Asset Coverage Per Unit for unsecured debt and an Asset Coverage Per Unit for total senior securities).

The Company has updated the Senior Securities table in accordance with your comment.
Accounting Comments:

2.	In the lead in paragraph to the Senior Securities table beginning on page 74 of the Registration Statement, please specifically disclose that the Senior Securities table has been audited.
The Company has updated the disclosure in accordance with your comment.

3.	In the table on page 72 of the Company’s Form 10-K filing, in future financial statement filings, please disclose separately first lien and unitranche loans.
The Company will revise the disclosure in future financial statement filings in accordance with the comment.

4.	Please confirm that the Fund has its fidelity bond and will file it as required by Rule 17g-1.
The Company confirms that it has its fidelity bond and will file it as required by Rule 17g-1 once final documentation is received from the insurance provider.

5.
In future financial statement filings, in the Company’s Consolidated Schedules of Investments, please note which first lien loans are unitranche loans or subject to co-lending arrangements or agreements among lenders.

The Company will revise the disclosure in future financial statement filings in accordance with the comment, if applicable.

6.
In the Company’s Consolidated Schedules of Investments, we note that the Company’s SESAC Holdco II LLC investment increased between June 30, 2018 and June 30, 2019; however, the Acquisition Date column did not change. In future financial statement filings, please indicate the Acquisition Date for the original investment and any follow-on investments.

The Company will revise the disclosure in future financial statement filings in accordance with the comment.

* * * * *

If you have any questions or comments or require any additional information in connection with the above, please telephone the undersigned at (416) 777-4727 or Michael K. Hoffman at (212) 735-3406.
Sincerely,
/s/ Steven Grigoriou
Steven Grigoriou